SUBSIDIARIES OF THE REGISTRANT

The subsidiaries of LightTouch Vein & Laser, Inc. are as follows:

1. LightTouch Vein & Laser, Inc., an Ohio corporation, which does business under that name

2. LightTouch Vein & Laser of South Carolina, Inc., a South Carolina corporation, which does business under that name.